SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NANOMETRICS INCORPORATED

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

63007710 (CUSIP Number of Class of Securities)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 1 of 7 Pages

CUSIP NO.63007710	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peter M. Joost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,483,664 shares of common stock
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,483,664 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,483,664 shares of common stock*

*Includes 1,199,243 shares of Nanometrics common stock held by JFI II, L.P. The sole general partner of JFI II, L.P. is Joost Enterprises Corporation. Mr. Joost is the President of, and Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002 hold all of the outstanding shares issued by, Joost Enterprises Corporation. Also includes 284,421 shares of Nanometrics common stock held by Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, with respect to which Mr. and Mrs. Joost share voting and dispositive power.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.22%
12	TYPE OF REPORTING PERSON*

IN

Page 2 of 7 Pages

CUSIP NO. 63007710	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JFI II, L.P.
75-2458222
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

1,199,243 shares of common stock*

*Power to vote is exercised through its sole general partner, Joost Enterprises Corporation. Peter M. Joost is the President of, and Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002 hold all of the outstanding shares issued by, Joost Enterprises Corporation.

6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

1,199,243 shares of common stock*

*Dispositive power is exercised through its sole general partner, Joost Enterprises Corporation. Peter M. Joost is the President of, and Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002 hold all of the outstanding shares issued by, Joost Enterprises Corporation.

8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,199,243 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.64%
12	TYPE OF REPORTING PERSON*

PN

Page 3 of 7 Pages

CUSIP NO.63007710	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lindsay M. Joost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,483,664 shares of common stock
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,483,664 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,483,664 shares of common stock*

*Includes 1,199,243 shares of Nanometrics common stock held by JFI II, L.P. The sole general partner of JFI II, L.P. is Joost Enterprises Corporation. Mr. Joost is the President of, and Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002 hold all of the outstanding shares issued by, Joost Enterprises Corporation. Also includes 284,421 shares of Nanometrics common stock held by Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, with respect to which Mr. and Mrs. Joost share voting and dispositive power.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.22%
12	TYPE OF REPORTING PERSON*

IN

Page 4 of 7 Pages

Item 1	(a).	Name of Issuer.

This Schedule 13G relates to Nanometrics Incorporated, a California corporation (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 1550 Buckeye Drive, Milpitas, California 95035.

Item 2	(a).	Name of Persons Filing.

This Schedule 13G relates to the following persons (together, the “Reporting Persons”):

• Peter M. Joost

• JFI II, L.P., a Texas limited partnership

• Lindsay M. Joost

Item 2	(b).	Address of Principal Business Office.

The business address of the Reporting Persons is c/o Joost Enterprises Corporation, 555 California Street, Suite 5180, San Francisco, California 94104.

Item 2	(c).	Citizenship.

Mr. and Mrs. Joost are United States citizens.

JFI II, L.P. is a Texas limited partnership.

Item 2	(d).	Title of Class of Securities.

This Schedule 13G relates to the Company’s common stock, no par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number.

The CUSIP Number for the Company’s Common Stock is 63007710.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act,

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act,

	(e)	☐ Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

	(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

	(h)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable.

Page 5 of 7 Pages

Item 4.	Ownership.

The following describes the ownership of Common Stock by Peter M. Joost as of December 31, 2006:

	(a)	Amount beneficially owned: 1,483,664 shares, of which 1,199,243 shares are beneficially owned by JFI II, L.P. and 284,421 are beneficially owned by Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002

	(b)	Percent of class: 8.22%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,483,664 shares*

*Peter M. Joost has shared power to vote or to direct the vote of securities reported hereby which are beneficially owned by (a) JFI II, L.P. by virtue of being President of Joost Enterprises Corporation, the sole general partner of JFI II, L.P., and Trustee of the sole stockholder of Joost Enterprises Corporation, Peter M. Joost and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, and (b) Peter M. Joost and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, by virtue of being a Trustee.

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,483,664 shares*

*Peter M. Joost has shared power to dispose or to direct the disposition of securities reported hereby which are beneficially owned by (a) JFI II, L.P. by virtue of being President of Joost Enterprises Corporation, the sole general partner of JFI II, L.P., and Trustee of the sole stockholder of Joost Enterprises Corporation, Peter M. Joost and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, and (b) Peter M. Joost and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, by virtue of being a Trustee.

The following describes the ownership of Common Stock by JFI II, L.P. as of December 31, 2006:

	(a)	Amount beneficially owned: 1,199,243 shares are beneficially owned by JFI II, L.P.

	(b)	Percent of class: 6.64%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 1,199,243 shares*

*Power to vote is exercised through its sole general partner, Joost Enterprises Corporation. Mr. Joost is the President of, and Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002 hold all of the outstanding shares issued by, Joost Enterprises Corporation.

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,199,243 shares*

*Dispositive power is exercised through its sole general partner, Joost Enterprises Corporation. Mr. Joost is the President of, and Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002 hold all of the outstanding shares issued by, Joost Enterprises Corporation.

		(iv)	Shared power to dispose or to direct the disposition of: 0

The following describes the ownership of Common Stock by Lindsay M. Joost as of December 31, 2006:

	(a)	Amount beneficially owned: 1,483,664 shares, of which 1,199,243 shares are beneficially owned by JFI II, L.P. and 284,421 shares are beneficially owned by Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002.

	(b)	Percent of class: 8.22%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,483,664 shares*

*Lindsay M. Joost has shared power to vote or to direct the vote of securities reported hereby which are beneficially owned by (a) JFI II, L.P. by virtue of being Trustee of the sole stockholder of Joost Enterprises Corporation, the sole general partner of JFI II, L.P., and (b) Peter M. Joost and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, by virtue of being a Trustee.

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,483,664 shares*

*Lindsay M. Joost has shared power to dispose or to direct the disposition of securities reported hereby which are beneficially owned by (a) JFI II, L.P. by virtue of being Trustee of the sole stockholder of Joost Enterprises Corporation, the sole general partner of JFI II, L.P., and (b) Peter M. Joost and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, by virtue of being a Trustee.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

JFI II, L.P.

	By:	Joost Enterprises Corporation
	Its:	General Partner

/s/ PETER M. JOOST
	By:	Peter M. Joost, President of Joost Enterprises Corporation

/s/ PETER M. JOOST
PETER M. JOOST

/s/ LINDSAY M. JOOST
LINDSAY M. JOOST

Page 7 of 7 Pages